UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Graphite Bio, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

38870X104

(CUSIP Number)

Versant Venture Capital VI, L.P.

Max Eisenberg

One Sansome Street, Suite 1650

San Francisco, CA 94104

415-801-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 38870X104	13D

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,708,398 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 14,708,398 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,708,398 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 25.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant VI (as defined in Item 2(a) of the Original Schedule 13D). Versant Ventures VI GP-GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Versant Ventures VI GP (as defined in Item 2(a) of the Original Schedule 13D), which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VI.

(2)

Based upon 57,996,481 shares of the Issuer’s Common Stock outstanding as of November 9, 2023, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the United States Securities and Exchange Commission (the “Commission”) on November 13, 2023 (the “Form 10Q”).

CUSIP No. 38870X104	13D

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,708,398 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,708,398 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,708,398 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 25.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VI.

(2)	Based upon 57,996,481 shares of the Issuer’s Common Stock outstanding as of November 9, 2023, as set forth in the Form 10-Q.

CUSIP No. 38870X104	13D

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,708,398 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,708,398 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,708,398 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 25.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting and dispositive power with respect to the shares held by Versant VI.

(2)	Based upon 57,996,481 shares of the Issuer’s Common Stock outstanding as of November 9, 2023, as set forth in the Form 10-Q.

CUSIP No. 38870X104	13D

1.	Name of Reporting Persons Versant Vantage II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,707,719 shares of common stock (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,707,719 shares of common stock (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,707,719 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant Vantage II (as defined in Item 2(a) of the Original Schedule 13D). Versant Vantage II GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Versant Vantage II, and Versant Vantage II GP-GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Versant Vantage II GP. Each of Versant Vantage II GP and Versant Vantage II GP-GP share voting and dispositive power over the shares held by Versant Vantage II.

(2)	Based upon 57,996,481 shares of the Issuer’s Common Stock outstanding as of November 9, 2023, as set forth in the Form 10-Q.

CUSIP No. 38870X104	13D

1.	Name of Reporting Persons Versant Vantage II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,707,719 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,707,719 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,707,719 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.9% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

These shares are held by Versant Vantage II. Versant Vantage II GP is the general partner of Versant Vantage II, and Versant Vantage II GP-GP is the general partner of Versant Vantage II GP. Each of Versant Vantage II GP and Versant Vantage II GP-GP share voting and dispositive power over the shares held by Versant Vantage II.

(2)	Based upon 57,996,481 shares of the Issuer’s Common Stock outstanding as of November 9, 2023, as set forth in the Form 10-Q.

CUSIP No. 38870X104	13D

1.	Name of Reporting Persons Versant Vantage II GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,707,719 shares of common stock (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,707,719 shares of common stock (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,707,719 shares of common stock (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 2.9% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

These shares are held by Versant Vantage II. Versant Vantage II GP is the general partner of Versant Vantage II, and Versant Vantage II GP-GP is the general partner of Versant Vantage II GP. Each of Versant Vantage II GP and Versant Vantage II GP-GP share voting and dispositive power over the shares held by Versant Vantage II.

(2)	Based upon 57,996,481 shares of the Issuer’s Common Stock outstanding as of November 9, 2023, as set forth in the Form 10-Q.

CUSIP No. 38870X104	13D

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on July 9, 2021 (the “Original Schedule 13D”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer

The address of the principal executive offices of the Issuer is 611 Gateway Blvd, Suite 120, South San Francisco, CA 94080.

Item 2. Identity and Background

(b) The business address for each of the Reporting Persons is:

c/o Versant Ventures

One Sansome Street, Suite 1650

San Francisco, CA 94104

Item 4. Purpose of Transaction

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

Merger Agreement

On November 14, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and between the Issuer, Generate Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), and Lenz Therapeutics, Inc., a Delaware corporation (“LENZ”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into LENZ (the “Merger”), with LENZ continuing as a wholly owned subsidiary of the Issuer and the surviving corporation of the Merger.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each then-outstanding share of LENZ’s common stock, par value $0.001 per share (“LENZ Common Stock”) will be converted into the right to receive a number of shares of the Issuer‘s Common Stock, based on a ratio calculated in accordance with the Merger Agreement (the “Exchange Ratio”) and (b) each then-outstanding share of LENZ’s preferred stock, par value $0.001 per share (“LENZ Preferred Stock”) will be converted into the right to receive a number of shares of the Issuer’s Common Stock equal to the Exchange Ratio multiplied by the aggregate number of LENZ Common Stock into which each share of LENZ Preferred Stock is then convertible, (c) each then-outstanding option to purchase LENZ Common Stock will be assumed by the Issuer, subject to adjustment as set forth in the Merger Agreement and (d) each then-outstanding warrant to purchase shares of LENZ Common Stock or LENZ Preferred Stock will be converted into a warrant to purchase shares of the Issuer’s Common Stock, subject to adjustment as set forth in the Merger Agreement.

Under the Exchange Ratio formula in the Merger Agreement, upon the closing of the Merger (the “Closing”), on a pro forma basis and based upon the number of shares of the Issuer’s Common Stock expected to be issued in the Merger, pre-Merger LENZ stockholders will own approximately 65% of the combined company, pre-Merger Issuer stockholders will own approximately 35% of the combined company on a fully-diluted basis (prior to giving effect to the Concurrent PIPE Investment described below and excluding any shares reserved for future grants under the 2023 Equity Incentive Plan and the 2023 ESPP, each as defined in the Merger Agreement). Under certain circumstances further described in the Merger Agreement, the ownership percentages may be adjusted upward or downward based on the level of the Issuer’s net cash at the Closing.

The Exchange Ratio assumes (i) a valuation for the Issuer of $126.5 million, which is subject to adjustment to the extent that the Issuer’s net cash at Closing is less or greater than $175 million by $1 million, as further described in the Merger Agreement, and before giving effect to the Cash Dividend (as described below), and (ii) a valuation for LENZ of $231.6 million. The Exchange Ratio is also based on the relative capitalization of each of the Issuer and LENZ, for which, for the purposes of calculating the Exchange Ratio, the shares of the Issuer’s Common Stock underlying Issuer stock options outstanding immediately prior to the Effective Time with an exercise price per share of less than or equal to $3.00 will be deemed outstanding, and all shares of LENZ Common Stock underlying outstanding LENZ stock options, warrants, and other derivative securities will be deemed outstanding.

The unexercised and outstanding Issuer stock options with an exercise price per share equal to or greater than $3.00 (prior to giving effect to the Cash Dividend and Nasdaq Reverse Stock Split (as defined in the Merger Agreement)), will accelerate in full as of immediately prior to the Effective Time and each such stock option not exercised as of immediately prior to the Effective Time shall be cancelled at the Effective Time for no consideration. All Issuer stock options with an exercise price per share of less than $3.00 will continue to be subject to the same terms and conditions after the Effective Time as were applicable to such stock option as of immediately prior to the Effective Time.

In addition, in connection with the Closing, the Issuer expects to declare a cash dividend to the pre-Merger Issuer stockholders of $60 million in the aggregate (the “Cash Dividend”), provided such amount is subject to adjustment as set forth in the Merger Agreement.

In connection with the Merger, the Issuer will seek the approval of its stockholders to, among other things, (a) issue the shares of the Issuer’s Common Stock issuable in connection with the Merger and the Concurrent PIPE Investment described below pursuant to the rules of The Nasdaq Stock Market LLC (“Nasdaq”), (b) adopt the 2023 Equity Incentive Plan and the 2023 ESPP (as each is defined in the Merger Agreement), and (c) amend its amended and restated certificate of incorporation to change the Issuer’s name to “LENZ Therapeutics, Inc.” and effect a reverse stock split of the Issuer’s Common Stock, at a reverse stock split ratio to be mutually agreed to by the Issuer and LENZ (the “Graphite Voting Proposals”).

Each of the Issuer and LENZ has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (1) obtaining the requisite approval of their respective stockholders, (2) non-solicitation of alternative acquisition proposals, (3) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the Closing, (4) Graphite using commercially reasonable efforts to maintain the existing listing of the Issuer’s Common Stock on Nasdaq and cause the shares of the Issuer’s Common Stock to be issued in connection with the Merger to be approved for listing on Nasdaq prior to the Closing and (5) the Issuer filing with the Commission and causing to become effective a registration statement on Form S-4 to register the shares of the Issuer’s Common Stock to be issued in connection with the Merger (the “Registration Statement”).

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by the Issuer’s stockholders of the Graphite Voting Proposals, (2) approval by the requisite LENZ stockholders of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (3) the waiting period under the U.S. Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated, (4) Nasdaq’s approval of the listing of the shares of the Issuer’s Common Stock to be issued in connection with the Merger, (5) the effectiveness of the Registration Statement, (6) an executed Subscription Agreement for the Concurrent PIPE Investment (or other Permitted Financing, as defined in the Merger Agreement) in full force and effect evidencing cash proceeds of not less than $50 million to be received by the combined company immediately prior to or following the Closing, (7) the filing of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and (8) the Issuer’s net cash at Closing, following deduction of the Cash Dividend, being no less than $115,000,000. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including regarding the accuracy of the representations and warranties of the other party, subject to the applicable materiality standard, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the Closing.

The Merger Agreement contains certain termination rights of each of the Issuer and LENZ. Upon termination of the Merger Agreement under specified circumstances, the Issuer may be required to pay LENZ a termination fee of $7,500,000, and in certain other circumstances, LENZ may be required to pay the Issuer a termination fee of $7,500,000.

At the effective time of the Merger, the board of directors of the Issuer is expected to consist of seven members, five of whom will be designated by Lenz and two of whom will be designated by the Issuer. Each of Dr. Davis and Dr. Rizzuto, Managing Directors of Versant Ventures, are members of the Issuer’s board of directors and Clare Ozawa, a Managing Director of Versant Ventures, is a member of Lenz’s board of directors. To the extent any of these individuals are members of the Issuer’s board of directors following the Merger, they may be entitled to receive cash compensation and equity compensation, including stock options or other equity awards, pursuant to the Issuer’s 2023 Equity Incentive Plan (the “Equity Incentive Plan”), which will become effective upon the effective date of the Registration Statement

Support Agreements and Lock-Up Agreements

Concurrently and in connection with the execution of the Merger Agreement, (i) certain stockholders of LENZ (solely in their respective capacities as LENZ stockholders), including Versant Vantage II and Versant Venture Capital VII, L.P., an investment fund managed by Versant Venture Management, LLC and affiliated with the Reporting Persons (collectively, the “Versant LENZ Stockholders”), holding approximately 70% of the outstanding shares of LENZ capital stock have entered into support agreements with the Issuer and LENZ to vote all of their shares of LENZ capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby (the “LENZ Support Agreements”) and (ii) certain stockholders of the Issuer, including the Reporting Persons, holding approximately 52% of the outstanding shares of the Issuer’s Common Stock have entered into support agreements with the Issuer and LENZ to vote all of their shares of the Issuer’s Common Stock in favor of the Graphite Stockholder Proposals; provided, that in the event of a Parent Board Adverse Recommendation Change (as defined in the Merger Agreement), then the aggregate number of Covered Shares (as defined in the Graphite Support Agreement) will automatically be reduced on a pro rata basis so that the Covered Shares shall collectively only constitute the greater of (a) 20% of the outstanding shares of the Issuer’s Common Stock or (b) 30% of the votes cast in support of the Graphite Stockholder Proposals (the “Graphite Support Agreements,” and, together with the LENZ Support Agreements, the “Support Agreements”).

Concurrently and in connection with the execution of the Merger Agreement, certain executive officers, directors and stockholders of the Issuer and LENZ have entered into lock-up agreements (the “Lock-Up Agreements”), including the Reporting Persons and the Versant LENZ Stockholders, pursuant to which, and subject to specified exceptions, they have agreed not to transfer their shares of the Issuer’s Common Stock for the 90-day period following the Closing.

The foregoing description of the Merger Agreement, the Support Agreements and the Lock-Up Agreements are qualified in their entirety by reference to the Merger Agreement, the form of Graphite Support Agreement, the form of LENZ Support Agreement, and the form of Lock-Up Agreement, which are filed as Exhibits 6, 7, 8, and 9, respectively, to this Amendment and which are incorporated herein by reference.

Private Placement and Subscription Agreement

On November 14, 2023, the Issuer entered into a Subscription Agreement (the “Subscription Agreement”) with certain existing LENZ stockholders and new investors (the “PIPE Investors”). None of the Reporting Persons nor the Versant LENZ Stockholders are PIPE Investors.

Pursuant to the Subscription Agreement, and subject to the terms and conditions of such agreements, the Issuer agreed to sell, and the PIPE Investors agreed to purchase, shares of the Issuer’s Common Stock for an aggregate purchase price of $53.5 million (collectively, the “Concurrent PIPE Investment”). The Subscription Agreement provides that the Concurrent PIPE Investment amount (i) must be a minimum of $50 million and (ii) may be increased to up to $125 million through additional subscriptions under the Subscription Agreement from additional PIPE Investors.

Registration Rights Agreement

At the closing of the Concurrent PIPE Investment, in connection with the Subscription Agreement, the Issuer has agreed to enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the PIPE Investors and certain other stockholders of the Issuer and LENZ, including the Versant LENZ Stockholders. Pursuant to the Registration Rights Agreement, the Issuer will prepare and file a resale registration statement with the Commission within 10 calendar days following the closing of the Concurrent PIPE Investment. The Issuer will use commercially reasonable efforts to cause this registration statement to be declared effective by the Commission within 60 calendar days of the closing of the Concurrent PIPE Investment (or within 90 calendar days if the Commission reviews the registration statement or by such deadline as otherwise provided in the Registration Rights Agreement based on certain conditions addressed therein).

The Issuer will also agree to, among other things, indemnify the PIPE Investors, their officers, directors, members, employees and agents, successors and assigns under the registration statement from certain liabilities and pay all fees and expenses (excluding any legal fees of the selling holder(s), and any underwriting discounts and selling commissions) incidents to the Issuer’s obligations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as Exhibit 10 to this Amendment and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosures in Item 4 are incorporated herein by reference.

(a) and (b) See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosures in Item 4 are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

Exhibit 6	Merger Agreement (filed as Exhibit 2.1 to the Issuer’s Report on Form 8-K as filed with the Commission on November 15, 2023 (SEC File No. 001-40532) (the “Form 8-K”) and incorporated herein by reference).

Exhibit 7	Form of Graphite Support Agreements (filed as Exhibit 10.1 to the Form 8-K and incorporated herein by reference).

Exhibit 8	Form of LENZ Support Agreement (filed as Exhibit 10.2 to the Form 8-K and incorporated herein by reference)

Exhibit 9	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit 10.3 to the Form 8-K and incorporated herein by reference).

Exhibit 10	Registration Rights Agreement (filed as Exhibit B to the Issuer’s Subscription Agreement, which is filed as Exhibit 10.4 to the Form 8-K and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

November 17, 2023
Versant Venture Capital VI, L.P.
By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VI GP, L.P.
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Ventures VI GP-GP, LLC

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage II, L.P.
By:	Versant Vantage II GP, L.P.
Its:	General Partner
By:	Versant Vantage II GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage II GP, L.P.
By:	Versant Vantage II GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg, Chief Operating Officer

Versant Vantage II GP-GP, LLC

By:	/s/ Max Eisenberg, Chief Operating Officer